

WaterWorks

A NEW WAY TO INVEST IN WATER.

Lon Johnson, CEO
lon@waterworksfund.com

Disclaimer

The information contained in this Investor Presentation ("Presentation") has been prepared by WWF Holdings, Inc. ("WaterWorks" or the "Company") for investors, solely for informational purposes. The Presentation has been prepared to assist prospective investors in making their own evaluation of the Company and does not purport to be all inclusive or to contain all of the information a prospective or existing investor may desire. The Presentation shall not form the basis of any contract or commitment. In all cases, interested parties should conduct their own investigation and analysis of the Company and the data set forth in this Presentation. This Presentation does not constitute investment, legal, tax or other advice, and does not take into consideration the investment objectives, financial situation or particular needs of any particular investor.

WWF Holdings, Inc. ("WaterWorks") owns WWF Crowd, LLC, WWF Platform, LLC, and WWF Funding Portal, LLC, and the website, http://waterworksfund.com, which we refer to as the "Site". The Site is operated by WWF Platform, LLC, which offers investment opportunities in water solution projects and companies to Accredited Investors under Regulation D, Rule 506(c) of the Securities Act of 1933.

WWF Platform, LLC, is located at 1 Park Ave., #1809, Detroit, MI 48226.

THIS PRESENTATION INCLUDES FORWARD-LOOKING STATEMENTS. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL INFORMATION PROVIDED HEREIN ARE FORWARD-LOOKING AND MAY CONTAIN INFORMATION ABOUT FINANCIAL RESULTS, ECONOMIC CONDITIONS, TRENDS AND KNOWN UNCERTAINTIES. SOME OF THESE FORWARD-LOOKING STATEMENTS CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "BELIEVES," "EXPECTS," "MAY," "WILL," "SHOULD," "SEEKS," "APPROXIMATELY," "INTENDS," "PLANS," "ESTIMATES," OR "ANTICIPATES" OR THE NEGATIVE THEREOF OR OTHER VARIATIONS THEREOF OR COMPARABLE TERMINOLOGY, OR BY DISCUSSIONS OF STRATEGY, PLANS, INTENTIONS OR UNREALIZED INVESTMENT RESULTS. SUCH FORWARD-LOOKING STATEMENTS ARE SUBJECT TO NUMEROUS RISKS AND ARE NECESSARILY DEPENDENT ON ASSUMPTIONS, DATA OR METHODS THAT MAY BE INCORRECT OR IMPRECISE AND MAY NOT BE REALIZED.

Although reasonable care has been taken to ensure that the information contained in this presentation is accurate, it has not been independently verified. Accordingly, no representation or warranty, expressed or implied, is made in relation to the accuracy or completeness of the information and opinions expressed in this Presentation and, to the maximum extent permitted by law, any and all liability in respect of such information and opinions is hereby expressly excluded, including, without limitation, any liability arising from fault or negligence, for any loss arising from the use of this information or otherwise arising in connection with it. Prospective investors will be expected to have conducted their own due diligence investigation regarding these and all other matters pertinent to investment in the Company.

Investing involves the risk of loss. Investments in private companies are particularly risky and you should only consider investing if you can afford to lose your entire investment and are willing to live with the ups and downs with the water solutions industry. Neither WaterWorks nor WWF Platform, LLC are broker-dealers, funding portals or an investment advisor, and we do not provide investment advice or make investment recommendations. Potential investors must make their own independent investment decisions and are strongly encouraged to consult with their independent legal, tax and financial advisors before investing. Past performance of a security or a company does not guarantee future results or returns.

WaterWorks makes no representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained in this Presentation, and nothing contained herein is, or shall be relied upon as a promise or representation of past or future performance. The information contained in this Presentation is entirely qualified by the documents available for review by qualified potential investors and any subsequent private placement or investor memorandum provided by the Company to qualified potential investors. Nothing contained in this Presentation shall be construed as an offer to sell or a solicitation of an offer purchase securities of the Company.

For more information, please contact Lon Johnson, CEO lon@waterworksfund.com.

MISSION

WaterWorks seeks to advance potential water solutions by introducing people to investment opportunities in technology companies and projects seeking capital at WaterWorksFund.com

Water companies and projects seeking capital.





WaterWorks



**Investors
seeking opportunity.**

MOMENTUM



FINRA MEMBERSHIP

WaterWorks earned its FINRA crowdfunding intermediary membership in October of 2018.

WEBSITE BUILT & LIVE

Our website is done, and fully operational to support investment issuers and investors.

TEAM & PARTNERS

We're led by a team of experienced water, finance, digital marketing and fundraising professionals. We have entered into five partnerships with water clusters.

We Believe:

Water problems are coming at a pace and scale...

 **Aging Infrastructure**

 **Climate Change**

 **Limited Public Funds**

 **Population Growth**



we're too often not prepared for...

 **Water Scarcity**

 **Ocean Health**

 **Infrastructure Failure**

 **Watershed Pollution**



OUR BELIEFS

 Solutions exist which can help our oceans, watersheds and communities.

 Investors can help reshape the world around them.

 Water problems are local and can be solved locally.

 Delivering clean water and sanitation to all people is attainable.

 Healthy waters, from stream to sea, are achievable.

OUR ETHICS

WE WON'T BUY WATER.

WE WON'T SELL WATER.

WE WON'T PRIVATIZE WATER.

PROBLEMS



A LACK OF EARLY STAGE INVESTORS AND CAPITAL FOR WATER SOLUTION COMPANIES SLOWS THE DEVELOPMENT AND ADOPTION OF NEEDED TECHNOLOGY IN THE SECTOR.



INSTITUTIONAL INVESTMENT MODELS HINDER THE SOURCING, DUE DILIGENCE, TRANSACTION AND MANAGEMENT OF SMALL INVESTMENTS.



LIMITED WATER SECTOR INVESTMENT EXPOSURE AND OPPORTUNITIES FOR BOTH ACCREDITED AND RETAIL INVESTORS.

SOLUTION

We believe democratizing water investment opportunities for investors and access to capital for potential solution providers will create an ever-expanding community to drive water solutions to scale.



INVESTOR TARGET MARKETS

<u>EXISTING CROWDFUNDING INVESTORS</u>

Donation, rewards & equity based.

<u>ACTIVIST INVESTORS</u>

Water, environmental & impact.

<u>OFFERING SPECIFIC</u>

Directly affected and motivated audiences.

<u>INSTITUTIONAL</u>

Venture capital, private equity and foundations.



ECONOMICS

Revenue Model



Cash



Equity



Marketing Fees

Value Created



Deal Flow



Water Investor Network



Scale Potential

OPERATIONS TEAM



**Lon Johnson
CEO - Founder**



**Julianna Smoot
Strategist - Founder**



**Brian Spangle
COO - Founder**



**Robin Sosnow
Legal**



**Brandon Klerk
Compliance**


Jon Allan


Nathan Allen


Dean Amhaus


Carol Browner


Meaghan Burdick


Jo Ellen Darcy


Scott Goodstein


Michael Jones


Michael Likosky


Travis Loop


Felicia Marcus


George Rakis


Will Sarni


Richard Seline


Charles Sell


Sanjiv Sinha


Bryan Stubbs


Paul Tencher

ADVISORY TEAM

PARTNERSHIPS



THE WATER COUNCIL



cleveland water alliance



TMA BlueTech™

Promoting BlueTech & Blue Jobs®



waterstart
channels for innovation



AccelerateH2O
innovating US water resiliency

BIG PICTURE GROWTH

1. Create a 100,000+ water investor base.

2. Develop and offer geographic, organizational or solution based water sector investment funds.

3. Create a collaborative platform where problems can be presented, solutions created, and operations financed.